

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 10, 2012

Via E-mail
Mr. Richard T. Marabito
Chief Financial Officer
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, Ohio 44146

> **Re:** **Olympic Steel, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 000-23320**

Dear Mr. Marabito:

We have reviewed your response letter dated August 31, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 36
Statements of Cash Flows, page 41

1. We note your response to our prior comment number two that other long-term assets on the consolidated balance sheet include bank financing fees, officer life insurance cash surrender values, deferred income taxes, supplemental executive retirement plan assets and voluntary deferred compensation and the amounts included in other long-term liabilities include accruals for the supplemental executive retirement plan, long-term management incentives, and voluntary deferred compensation as well as the fair value of the interest rate hedge and accrued long-term FIN-48 taxes. In this regard, please note that to the extent such items represent major classes of reconciling items you are required to separately report such items within the reconciliation of net income to net cash flow

from operating activities. Refer to ASC 230-10-45-29. Please revise your presentation as appropriate.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief